UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

800 East Canal Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Ryuji Ueno I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,080,059(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,080,059(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,080,059(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,073,474 shares held by Ryuji Ueno Foundation, Inc., a nonstock corporation for which the reporting person currently serves as the sole director (the “Foundation”). The reporting person disclaims beneficial ownership of the shares held by the Foundation.

1	NAMES OF REPORTING PERSONS. RJ Fund, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 81-0728776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,006,585
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,006,585
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,006,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON OO

Explanatory Note: This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on December 29, 2016. Capitalized terms used in this Amendment No. 1 and not defined herein have the respective meanings assigned to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons have no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, but do reserve the right to, from time to time, acquire or dispose of Shares.

Given its status as a significant shareholder, representatives of the LLC may, from time to time, engage in discussions with the Issuer regarding the Issuer’s corporate strategy and general business activities.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	The number and percentage of Shares beneficially owned by the Reporting Persons is provided in Items 11 and 13 of each of their respective Cover Pages and is incorporated herein by reference. The beneficial ownership percentage reflected on each Cover Page is based on the total number of Shares reported as outstanding in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 2, 2017. The number and percentage of Shares beneficially owned by the Listed Persons is set forth on Schedule A and is incorporated herein by reference.

Dr. Ueno is the indirect beneficial owner of the 8,006,585 Shares held by the LLC. Dr. Ueno may also be deemed to be the indirect beneficial owner of the 1,073,474 Shares held by the Foundation. Dr. Ueno, however, disclaims beneficial ownership of the Shares held by the Foundation.

(b)	The nature of the Reporting Persons’ voting and dispositive power with regard to the Shares described in Item 5(a) above is reflected in Items 7 through 10 of each of their respective Cover Pages, which information is incorporated herein by reference. The nature of the Listed Person’s beneficial ownership of Shares is set forth on Schedule A and is incorporated herein by reference.

(c)	On September 11, 2017, the LLC sold 1,000,000 Shares for $12.00 per share through a block trade pursuant to Rule 144 under the Securities Act of 1933, as amended. Transactions engaged in by the Foundation during the past 60 days are listed on Schedule B and incorporated herein by reference. Any transactions engaged in by the Listed Persons’ during the past 60 days are described on Schedule A and incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to delete Exhibit 1.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2017

/s/ Ryuji Ueno
Ryuji Ueno

RJ FUND, LLC

By:	/s/ Ryuji Ueno
Name:	Ryuji Ueno
Title:	Manager

Schedule A

Name	Position and Present Principal Occupation	Shares Beneficially Owned
Kei Tolliver	Secretary and Treasurer, RJ Fund, LLC Founder, Kei S. Tolliver Law, LLC	1,800	[1]

Ms. Tolliver is a citizen of Japan.

The principal business address for Ms. Tolliver is 2001 L Street, NW, Suite 750, Washington, DC 20036.

1.	Represents less than 1% of the outstanding Shares. All 1,800 Shares are held directly by Ms. Tolliver.

Ms. Tolliver has not engaged in any transactions in Shares during the past 60 days.

Schedule B

Reporting Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction
Dr. Ryuji Ueno[1]	7/26/2017	Sale	11,808	$11.03	Open market sale
Dr. Ryuji Ueno[1]	7/27/2017	Sale	26,106	$10.80	Open market sale
Dr. Ryuji Ueno[1]	7/28/2017	Sale	16,306	$10.85	Open market sale
Dr. Ryuji Ueno[1]	7/31/2017	Sale	8,900	$10.80	Open market sale
Dr. Ryuji Ueno[1]	8/01/2017	Sale	17,913	$10.65	Open market sale
Dr. Ryuji Ueno[1]	8/02/2017	Sale	26,898	$10.49	Open market sale
Dr. Ryuji Ueno[1]	8/03/2017	Sale	27,520	$10.35	Open market sale
Dr. Ryuji Ueno[1]	8/04/2017	Sale	12,033	$10.55	Open market sale
Dr. Ryuji Ueno[1]	8/07/2017	Sale	1,989	$10.50	Open market sale
Dr. Ryuji Ueno[1]	8/08/2017	Sale	23,358	$10.64	Open market sale
Dr. Ryuji Ueno[1]	8/09/2017	Sale	17,800	$10.61	Open market sale
Dr. Ryuji Ueno[1]	8/14/2017	Sale	1,500	$10.52	Open market sale
Dr. Ryuji Ueno[1]	8/15/2017	Sale	4,200	$10.50	Open market sale
Dr. Ryuji Ueno[1]	8/16/2017	Sale	1,700	$10.51	Open market sale
Dr. Ryuji Ueno[1]	8/21/2017	Sale	75,000	$11.03	Open market sale
Dr. Ryuji Ueno[1]	8/22/2017	Sale	29,985	$11.11	Open market sale
Dr. Ryuji Ueno[1]	8/23/2017	Sale	16,865	$11.22	Open market sale
Dr. Ryuji Ueno[1]	8/24/2017	Sale	17,500	$11.22	Open market sale
Dr. Ryuji Ueno[1]	8/25/2017	Sale	29,620	$11.29	Open market sale
Dr. Ryuji Ueno[1]	8/28/2017	Sale	16,777	$11.35	Open market sale
Dr. Ryuji Ueno[1]	8/29/2017	Sale	15,700	$11.34	Open market sale
Dr. Ryuji Ueno[1]	8/30/2017	Sale	19,429	$11.46	Open market sale
Dr. Ryuji Ueno[1]	8/31/2017	Sale	19,602	$11.63	Open market sale
Dr. Ryuji Ueno[1]	9/01/2017	Sale	19,060	$11.83	Open market sale

1.	Shares held by the Foundation, for which the reporting person currently serves as the sole director. The reporting person disclaims beneficial ownership of shares held by the Foundation.